FILED PURSUANT TO RULE 424(h)
REGISTRATION FILE NO.: 333-206705-06

SUPPLEMENT

(To Preliminary Prospectus Dated October 3, 2016)

$772,666,000 (Approximate)

COMM 2016-COR1 Mortgage Trust

(Central Index Key Number 0001685212)

Issuing Entity

Deutsche Mortgage & Asset Receiving Corporation

(Central Index Key Number 0001013454)

Depositor

German American Capital Corporation

(Central Index Key Number 0001541294)

Jefferies LoanCore LLC

(Central Index Key Number 0001555524)

Sponsors and Mortgage Loan Sellers

COMM 2016-COR1 Mortgage Trust Commercial Mortgage Pass-Through Certificates,
Series 2016-COR1

This is a supplement to the preliminary prospectus dated October 3, 2016 (the “Preliminary Prospectus”).

Capitalized terms used herein but not defined herein will have such meanings ascribed to them in the Preliminary Prospectus.

COLLATERAL UPDATE

1. The description of the provisions of the Westfield San Francisco Centre Co-Lender Agreement contained in the “Description of the Mortgage Pool -- The Whole Loans – Westfield San Francisco Centre Whole Loan” in the Preliminary Prospectus is amended and supplemented as follows.

(a) The clauses (v) and (viii) of the description of distribution priorities that are applicable prior to a monetary event of default and certain non-monetary events of default under the Westfield San Francisco Centre Whole Loan are deleted and replaced in their entirety with the following:

(v) fifth, pari passu, in respect of principal collections, with respect to all payments and prepayments of principal, to Note A, on a pro rata basis, in an amount equal to all such payments and prepayments of principal (or, in the case of any principal prepayments made by the Borrower to cure a Westfield DSCR Trigger Period, a pro rata portion thereof allocable to Note A based on the relative principal balances of Note A and Note B), until the related principal balances have been reduced to zero;

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(viii) eighth, pari passu, in respect of principal collections, with respect to all payments and prepayments of principal, to each Note B, on a pro rata basis (based on their respective outstanding principal balances), in an amount equal to all such payments and prepayments of principal (or, in the case of any principal prepayments made by the Borrower to cure a Westfield DSCR Trigger Period, a pro rata portion thereof allocable to Note B based on the relative principal balances of Note A and Note B), until the related principal balances have been reduced to zero;

(b) The following defined term is added under “—Distributions”:

A “Westfield DSCR Trigger Period” commences upon the occurrence of (i) an event of default under the Westfield San Francisco Centre Whole Loan or (ii) when a debt service coverage ratio is less than 1.45x as of the last calendar day of any fiscal quarter and ends (A) with respect to a Westfield DSCR Trigger Period continuing pursuant to clause (i), an event of default under the Westfield San Francisco Centre Whole Loan commencing the Westfield DSCR Trigger Period has been cured and such cure has been accepted by the lender (and no other event of default under the Westfield San Francisco Centre Whole Loan is then continuing) or (B) with respect to a

     Westfield DSCR Trigger Period continuing pursuant to clause (ii), if the Mortgaged Property has achieved a debt service coverage ratio of at least 1.45x for two consecutive calendar quarters or, the borrower prepays or defeases, as applicable, a portion of the Whole Loan or deposits additional collateral acceptable to the lender, in its sole but reasonable discretion to achieve a debt service coverage ratio of at least 1.45x.

(c) The defined term “DBJPM 2016-SFC Subordinate Control Period” under “—Control and Consultations” is deleted and replaced in its entirety with the following:

A “DBJPM 2016-SFC Subordinate Control Period” means any period when the certificate balance of the DBJPM 2016-SFC Mortgage Trust Class D certificates (taking into account the application of appraisal reduction amounts and collateral deficiency amounts to notionally reduce the certificate balance of such class of certificates) is at least 25% of the initial certificate balance of such class of certificates; provided, if at any time the certificate balances of all classes of certificates senior to such class of certificates have been reduced to zero as a result of the allocation of principal payments on the Westfield San Francisco Centre Standalone Companion Loans, then a DBJPM 2016-SFC Subordinate Control Period will be deemed to then be in effect. So long as the majority holder(s) of the controlling class (by aggregate certificate balance) is a borrower related party, a DBJPM 2016-SFC Subordinate Control Period will be deemed to be terminated (except for the purposes of determining whether the DBJPM 2016-SFC Directing Holder or a DBJPM 2016-SFC Controlling Class Certificateholder has the right to appoint the successor special servicer to a DBJPM 2016-SFC Special Servicer that is a borrower related party.

2. The fourth bullet point under “Pooling and Servicing Agreement – Servicing of the Non-Serviced Mortgage Loans –Servicing of the Westfield San Francisco Centre Mortgage Loan” is deleted and replaced in its entirety with the following:

•	Pursuant to the DBJPM 2016-SFC Trust and Servicing Agreement, the liquidation fee rate and workout fee rate are both equal to a rate of 0.50% and are not subject to any cap.

Deutsche Bank Securities	Jefferies
Co-Lead Manager and Joint Bookrunner	Co-Lead Manager and Joint Bookrunner
Academy Securities	Citigroup
Co-Manager	Co-Manager

The date of this Supplement is October 4, 2016

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THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS PRELIMINARY AND MAY BE SUPPLEMENTED OR AMENDED PRIOR TO THE TIME OF SALE.

IN ADDITION, THE OFFERED CERTIFICATES REFERRED TO IN THIS PROSPECTUS SUPPLEMENT, AND THE ASSET POOL BACKING THEM, ARE SUBJECT TO MODIFICATION OR REVISION (INCLUDING THE POSSIBILITY THAT ONE OR MORE CLASSES OF CERTIFICATES MAY BE SPLIT, COMBINED OR ELIMINATED) AT ANY TIME PRIOR TO ISSUANCE, AND ARE OFFERED ON A “WHEN, AS AND IF ISSUED” BASIS.

THE UNDERWRITERS DESCRIBED IN THESE MATERIALS MAY FROM TIME TO TIME PERFORM INVESTMENT BANKING SERVICES FOR, OR SOLICIT INVESTMENT BANKING BUSINESS FROM, ANY COMPANY NAMED IN THESE MATERIALS. THE

 UNDERWRITERS AND/OR THEIR RESPECTIVE EMPLOYEES MAY FROM TIME TO TIME HAVE A LONG OR SHORT POSITION IN ANY SECURITY OR CONTRACT DISCUSSED IN THESE MATERIALS.

THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT SUPERSEDES ANY PREVIOUS SUCH INFORMATION DELIVERED TO ANY PROSPECTIVE INVESTOR AND WILL BE SUPERSEDED BY INFORMATION DELIVERED TO SUCH PROSPECTIVE INVESTOR PRIOR TO THE TIME OF SALE.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.